Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: March 10, 2016

The following is an investor presentation made by Nexstar Broadcasting Group, Inc. on March 10, 2016.

Institutional Investor Meetings March 10, 2016 Keeping it Local NXST: NASDAQ Tom Carter, EVP & CFO Nexstar Broadcasting Group, Inc.

Safe Harbor Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (“Merger Sub”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General. Certain Information Regarding Participants Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the web site indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available. Forward-Looking Statements This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words "guidance," "believes," "expects," "anticipates," "could," or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, Nexstar undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the Securities and Exchange Commission.

Nexstar has the #1 or #2 Revenue Share Ranking in 70% of its Markets ~67% of Pro-forma Broadcast Cash Flow (BCF) is from Top 100 DMAs Stable Core Advertising Revenue and Growing Political Advertising Revenue Growing High Margin Non-Traditional Revenue Streams Retransmission Agreements Digital Media (Community Portal, Mobile, Other Digital Platforms) FY15 digital media and retransmission fee revenue of $387.9 mm increased 92.4% over prior year level and accounted for 43.3% of net revenue Local Diversified Media Company with Leading Broadcast Television and Digital Media Properties Keeping it Local/Driving Diversification 104 Full Power TV Stations 62 Markets 25 States 37 Duopoly Markets 60+ Community Web Portals Profitable Digital Media Businesses ~18.1% U.S. TV HHs +1,640 Weekly Local News Hours ~80% “Big 4” Network Affiliates

Recent Key Operating Events Record Financial Results Entered into definitive agreement to acquire Media General (NYSE: MEG) for $4.6bn in accretive cash and stock transaction on Jan. 27, 2016 Compelling combination delivering immediate and long-term value to shareholders of both companies Seventeen accretive strategic transactions 2011-2016 YTD (excluding pending Media General acquisition) Transactions increase scale, present significant synergies and expand FCF Acquired stations diversify/complement station portfolio in terms of geography and market size Ongoing reduction in cost of capital and deleveraging NXST’s weighted average cost of debt declined to ~5.0% from ~5.75% at YE2013 (last non-political cycle) Reduced net leverage covenant ratio to 4.32x at Dec. 31, 2015 from 4.40x at Dec. 31, 2014 2016 cash dividend increase of 26.3% to $0.96 annually, marking third annual consecutive rise of cash dividend 100% compound annual growth in payout level since initiation of cash dividend in 2013 Represents a modest payout ratio relative to FCF generation Returned over $2.34 per share to shareholders in 2015 through cash dividend and share repurchases last odd-year non-political cycle 12M Ended Dec 31 (in millions) Change (%) 2015 2014 2013 FY15 vs. FY14 FY15 vs. FY13 Net Revenue $896.4 $631.3 $502.3 +42.0% +78.5% Broadcast Cash Flow $350.0 $269.9 $193.0 +29.7% +81.3% Adjusted EBITDA $305.1 $234.7 $166.7 +30.0% +83.0% Free Cash Flow (FCF) $208.2 $159.7 $84.9 +30.4% +145.2%

Traditional TV remains the dominant reach medium and most influential of all media among American consumers, despite the proliferation of video content available across other platforms In Q3 2015, TV dominated video viewing with a 95% share, as compared with watching video on the internet (4%) and watching video on a Smartphone (1%) Local media companies continue to leveraging digital / mobile technology to monetize the full value of their content BIA Kelsey: Local Video Ad Revenue Projected Distribution Across Media (%) Mobile Video 2% Online Video 3% OOH* Video 5% Local Cable 23% 2016 Local TV 68% Mobile Video 4% Online Video 5% OOH* Video 5% Local Cable 21% 2020 Local TV 66% Projected Local Broadcast TV Core Ad Revenue (Ex-Political, $ billions) SNL Kagan BIA Kelsey Strong Industry Fundamentals TV’s U.S. household reach; More people than any other medium 85% U.S. household viewing generated by broadcast stations and station groups 35% of the Top 100 Rated Programs are Broadcast Programs (P18-49) 93 Note: Based on 2014-2015 season NTI Live+ Same Day estimates. Ranked by average audience % (ratings); in the event of a tie, impressions (000’s) are used as a tiebreaker. Source: TVB, The Nielsen Company, 9/22/14-5/20/15, Ranked by A18-49 Source: SNL Kagan (May 2015), BIA Kelsey (October 2015) Source: BIA Kelsey (October 2015) *OOH = Out of home Source: Nielsen Total Audience Report 3Q 2015

Near term Drivers: Political and Retransmission Consent Fees Record political spending is projected to 2016 Between 75% and 85% of political advertising dollars allocated to TV are spent on local broadcast stations Presidential spending on local TV stations grew ~60% in 2012 (from the conventions to Election Day), compared with 2008 levels PACs / Super PACs are contributing to growing political ad spend Local Broadcast TV Political Ad Revenue Growth ($ billions) Source: CMAG / PJ=Industry Sources / Cook Report Presidential Election Mid-Term Election Despite the rise in retransmission consent revenue, a significant value gap remains between audience viewership and distribution fee share Broadcast stations generate ~35% of household viewing, yet in aggregate received on average ~12% of the total distribution revenue Expect strong growth in retrans to continue for next 6-9 years SNL Kagan: Projected Broadcast Retrans Growth ($ billions) Source: SNL Kagan June 2015 Gross Retransmission Revenue

CAGR: 25% 2008-2014 Even Year Odd Year CAGR: 29% 2009-2015 Growth in NXST Political and Issue Advertising With rampant political partisanship and a 2016 presidential election without an incumbent, NXST saw initial primary dollars late in 2015 given its presence in key political markets Nexstar expects to generate ~$100 mm of political revenues in FY 2016 Long-term political spending expected to continue to grow due to significant spending increases by non-candidate entities NXST Political Ad Revenue Growth ($ millions) NXST 2016 Political Key Senate and Gubernatorial Elections 1 Barbara Boxer is retiring in 2016. Source: U.S. Senate Periodical Press Gallery

Growth in NXST Retransmission and Digital Media Revenue Retransmission and Digital Media revenue is materially diversifying NXST’s total net revenue Retransmission Revenue as a % of Total Net Revenue Digital Media Revenue as a % of Total Net Revenue NXST Retransmission & Digital Media Revenue (% of Total Net Revenue) NXST Retransmission Revenue ($ millions) NXST Digital Media Revenue ($ millions) NXST led industry in securing retransmission consideration beginning in 2005 Acceleration in retransmission revenue post-contract renewal cycle highlights ability to negotiate favorable rates which also leads to competitive advantages in deriving value from station acquisitions Retransmission revenues: FY15 $298.0 mm (+92.3% Y/Y); CAGR of 49.7% (2007-2015) ~45% of sub base repriced in 2015, ~40% of sub base to be repriced in 2016 Digital media revenue growth was driven by organic growth and contributions from LAKANA, our recently formed digital media services company, and the mid-year accretive acquisition of Yashi, a leading online programmatic video platform Digital revenues: FY15 $89.9 mm (+92.5% Y/Y); CAGR of 43.1% (2007-2015)

Consolidation Is Reshaping the Industry Landscape Note: Pro forma for all announced transactions Source: BIA, Company filings Excludes: O & O groups, Hispanic, Religious and ION 2016 (Pro-Forma) for all announced transactions – 15 Major Affiliate Groups Sorted by percent of US TV households reached 2011 – 33 Major Affiliate Groups Gannett completed spinoff of publishing business from broadcast/digital business on June 29, 2015, the broadcast/digital entity was renamed TENGA. E.W. Scripps Company completed the merger of its broadcast assets with those of Journal Communications and the spinoff of their respective newspapers on April 1, 2015. (1) (2) (1)

NXST M&A Snapshot 2011-2016 60 TV stations, six low power signals and four digital businesses acquired1 in accretive transactions (Ex-MEG) Liberty Media Corporation 2 Stations / 2 Markets Green Bay, WI / Marquette, MI Gilmore Broadcasting 1 Station / 1 Market Evansville, IN Newport Television Newport #1 12 Stations / 8 Markets / Digital Newport #2 / Smith 6 Stations / 3 Markets Citadel Communications 3 Stations / 3 Markets Des Moines + Sioux City, IA / Rock Island, IL Internet Broadcasting Systems Digital publishing platform and digital agency services Hoak Media / Parker Broadcasting 5 Stations / 2 Markets Grand Junction-Montrose-Glenwood Springs, CO and Panama City, FL 4 closed / 1 pending approval. Pending acquisition of KFQX (by Mission Broadcasting) already operating under pre-existing JSA. Enterprise Technology Group Cloud-based CMS platform solutions provider Grant Company 7 Stations / 4 Markets Roanoke, VA / Huntsville, AL / Quad Cities, IA / LaCrosse, WI CCA 13 Stations / 9 Markets* *Net of divestiture of 1 Station / 1 Market to Bayou City Broadcasting Meredith Corporation 1 Station / 1 Market Phoenix, AZ Yashi, Inc. Local digital video advertising and programmatic technology company Landmark Media Ent. 1 Station / 1 Market Las Vegas, NV Reiten Television, Inc. 6 Stations / 1 Market Minot-Bismarck-Dickinson-Williston, ND Pappas Telecasting of Iowa 1 Station / 1 Market Expected to close in 2016 West Virginia Media Holdings (WVMH) 4 Stations / 4 Markets Expected to close in Late 2016 NXST has entered into a Time Brokerage Agreement (“TBA”) with WVMH, whereby it will receive the stations’ BCF and pay an annual fee to WVMH. The TBA will extend until the broadcast assets and FCC licenses are transferred 1Including closed transactions and announced but pending acquisitions 2Liberty Media & Gilmore multiples based on 2010/2011 Broadcast Cash Flow (BCF), Newport 2011/2012 BCF, Citadel 2014 BCF, Hoak/Parker and Grant 2013/2014 BCF, CCA 202/2013 BCF, Internet Broadcasting Systems (“IB”), Enterprise Technology Group (“ETG”), and Yashi Inc. are excluded for the calculation. Average Buyer Multiple of Less Than 6.0x Drives Free Cash Flow2 Accretion 2011 2012-2014 2015-2016 Transactions Pending Approval

NXST/MEG: A Complementary Combination Creates leading pure-play broadcast operator Top 2 television broadcaster maximizes benefits of increased scale - $2.3 bn of annual revenue Strong and complementary nationwide coverage reaching ~39% of U.S. TV households Increased geographic diversity in mid-sized and top 50 designated market areas (DMAs) Increased scale and reach of combined digital operations Extensive digital media assets, complementary technologies Segments of each company’s digital media business have already partnered in a number of areas Nexstar management record of running profitable digital media properties Financially compelling combination for shareholders of both companies Immediate and substantial premium for MEG shareholders $76 mm in readily achievable synergies in year one Share in upside of combined company $500 mm of average annual free cash flow Nexstar pro forma average 2016/2017 free cash flow per share, per year increases ~37% to > $11.15 Nexstar has proven track record of delivering shareholder value Experienced, industry-leading management team History of operational excellence Proven acquisition integration and synergy realization capabilities Pure-Play Broadcasting and Digital Media Leader Positioned for Long-term Success

Nexstar Markets Media General Markets Overlap Markets Following an estimated ~11% of acquired broadcast EBITDA to be divested in order to comply with the Federal Communications Commission’s (FCC) local and national television ownership rules and to obtain clearance under the Hart-Scott-Rodino (HSR) Act necessary to consummate the transactions contemplated by the Merger Agreement. Pro forma: 171 Television Stations in 100 markets reaching ~39% of all U.S. TV HH1 Expanding Geographic Reach Local Community Focus

Non-TV Spot revenue (ex-Political) comprised 25% of 2011 gross revenue of $338.1 mm NXST Revenue Mix (% of Total Gross Revenue) Non-TV Spot revenue (ex-Political) comprised 45% of 2015 gross revenue of $976 mm Expanding and Diversifying Revenue Mix Retrans 11.1% National 19.4% Political 1.9% Other 2.8% Digital 4.8% T&B 6.3% Local 53.7% 2011 Retrans 30.5% National 15.7% Political 1.3% Other 0.6% T&B 4.8% Digital 9.2% Local 37.8% 2015 Monetizing the local opportunity through five-tiered high margin revenue stream business model Television (on-air) Digital/Mobile (on-line) Distribution (retransmission fees) Station management services Emerging digital opportunities (spectrum) Focus on creating highly recognizable local brands to cultivate viewership / online and mobile usage / purchase decisions Original local content, news and entertainment programming on-air, online and via mobile devices Effective marketing solutions for local and national advertisers High quality local sales teams capitalize on local programming investments and e-Media platform ~45% of FY 2015 EBITDA generated by revenue sources other than broadcast advertising

Local News/Programming NXST’s local news rank among top 2 in approximately two-thirds of markets Strong community presence, extensive local sports coverage, active sponsorship of community events Garnered nearly 500 broadcasting and journalism awards since 2009 for outstanding local news programming and local community service The expansion of local news leadership and the in-house production of over 1,640 hours of local content per week; 85,000+ hours of local news, weather and sports, local lifestyle / community programming annually Over the last six years NXST has invested over $100 mm to expand local news programming and make technology and infrastructure enhancements These investments follow approximately $85 mm of investments in broadcasting technology by NXST, which concluded in 2009, for digital conversions of its television broadcasting platform

Note: Affiliation expiration based on Nexstar and Mission owned stations as of 12/31/14 Long-term Affiliation Agreements 100% of all “Big Four” markets are renewed through YE2016 Creating the first NBC affiliate in Lafayette, LA and the MyNetworkTV affiliate in Waco, TX (both effective 7/1/15) through efficient re-allocation of Nexstar’s existing spectrum assets Network Affiliation Agreements Long-term record of negotiating mutually beneficial Network Affiliation agreements Affiliations renewed through 12/16 Affiliations renewed through 12/17 Affiliations renewed through 12/19 Affiliations renewed through 12/18 and 6/20

Digital Media Marketing Solutions and Services LAKANA delivers SaaS-ready content management platforms, which seamlessly integrate with a comprehensive suite of products and services that together enable media publishers to increase their digital monetization Agency and SaaS platform clients includes nearly 300 television stations, newspapers, magazines and brands reaching nearly 176 million unique users, who consume close to 1.2 billion monthly page views LAKANA: Enterprise-class Technology Solutions for Media Publishers Kixer: Machine Learning and Mobile Monetization Advertising Technology Platform Acquired by LAKANA in Oct. 2015, Kixer is a leading ad technology platform that leverages its proprietary machine learning technology to optimize and drive new mobile revenue streams for content publishers Kixer specializes in the growing mobile app acquisition marketplace, a multibillion-dollar ad category projected to double in size over the next 12 months Yashi: Leading Online Programmatic Video Platform with Location-focused Technology A pioneer in the online video advertising industry, Yashi is an ad technology company focused on the programmatic delivery of location focused, targeted video campaigns, its platform lets advertisers and agencies plan, buy, measure, and optimize their ad campaigns in real time Emphasis on transparency and programmatic hyperlocality offers clients the ability to customize ad campaigns, while also providing national / local sales teams new powerful digital marketing tools

Spectrum Auction/Timeline Broadcasters Reverse Auction Mobile Broadband Providers Forward Auction Broadcaster offers to relinquish spectrum usage rights Mobile Broadband offers for spectrum licenses The Incentive Auction: How it Works Auction Timeline Participating stations commit to a bidding option March 29 April/May FCC sets initial clearing target and conducts mock auction(s) Early/Mid May Clock rounds in reverse auction begins June Forward auction begins Aug/Sept Auction concludes* *This date is based on the FCC closing the auction at its initial clearing target. If it fails to do so, the auction may close closer to the end of 2016. Source: NAB, FCC

Financial Overview

Growing Two-Year Free Cash Flow Cycle (FY) NXST FCF based on two year cycles ($ in millions) Organic growth, fueled by political, digital and retransmission revenues, and contributions from recently completed transactions will drive FCF to ~$500 mm during the 24 month period 2016/2017 Significant FCF Growth Since IPO ~30.6 mm outstanding shares (reflecting repurchases of approximately 1 mm shares in Q3’15) Accretive M&A and debt retirement/leverage reduction priorities

Historical Financial Summary (in millions) FY Net Revenue FY Core Revenues FY Adjusted EBITDA(1) FY Free Cash Flow(2) $175.5 $171.6 $157.4 $173.9 $181.6 $190.2 $265.4 $279.2 $369.3 32% 34% 25% 36% 31% 39% 33% 37% 34% Adjusted EBITDA is calculated as BCF less corporate expenses. Free cash flow is EBITDA less cash interest expense, capital expenditures and net cash income taxes Definitions and disclosures regarding non-GAAP financial information can be located in the Company’s Fourth Quarter 2015 Financial Results press release dated February 25, 2016.

2015 Financial Summary Definitions and disclosures regarding non-GAAP financial information can be located in the Company’s Fourth Quarter 2015 Financial Results press release dated February 25, 2016. Broadcast cash flow margin is broadcast cash flow as a percentage of net revenue. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenue.

Debt/Leverage Analysis TTM ENDED (in millions) 12/31/2011   12/31/2012   12/31/2013 12/31/2014 12/31/2015 Revolver $ 24.3 $ -   $ - $ 5.5 $ 2.0 TLB 148.1   288.3   545.4 705.1 682.2 8.875% Sr Sec 2nd Lien Notes 318.4   319.4   - - - 6.875% Sr Sub Notes -   250.0   525.7 525.6 519.8 6.125% Sr Sub Notes - - - - 272.2 7% Sr Sub Notes 149.6   -   - - - 11.375% Senior discount notes -   -   - - - Total Debt $ 640.4   $ 857.8   $ 1,071.1 $ 1,241.6 $ 1,476.2           Cash on Hand $ 7.5   $ 69.0   $ 40.0 $ 131.9 $ 43.4           Reported EBITDA $ 96.2   $ 146.3   $ 166.7 $ 234.7 $ 305.1 Compliance EBITDA $ 103.3 $ 189.5   $ 176.7 $ 211.2 $ 322.9 Compliance Leverage: 6.20x   4.16x   5.84x 4.40x 4.32x FCF $ 34.2   $ 80.5   $ 84.9 $ 159.7 $ 208.2

Transformational Acquisitions and Operating Strategies Driving Record FCF Continued double-digit growth of non-core revenue channels Political: Even-year CAGR of 25% (2008-2014), odd-year CAGR of 29% (2009-2015) NXST Political revenue expected to reach ~$100 mm in 2016 Retransmission: Contract renewals for >200 agreements in last two years Agreements with 3 of the top 5 distribution partners ~45% of sub base repriced in 2015, ~40% of sub base to be repriced in 2016 Digital Media platform rapidly expanding New revenue applications and monetization of mobile leading to growth organically and through accretive M&A Strong operating fundamentals, accretive M&A, share repurchases and strengthened balance sheet driving record FCF Legacy NXST expected to generate pro forma FCF of $250 mm per year during 2016/2017, or average FCF of ~$8.15 per share per year Closed and successfully integrated highly accretive acquisitions (excluding pending MEG transaction) Agreement to acquire MEG represents transformative and strategically / financially compelling growth opportunity Creates second-largest broadcast television group with leading digital media platform Pro forma operating base of 171 full power TV stations in 100 markets reaching 39% of U.S. TV HHs Expected to generate annual revenue in excess of $2.3 bn and $76 mm of readily achievable year one synergies Expected to generate average pro forma FCF of approximately $11.15 per share per year during the 2016/2017 cycle Economically compelling for both companies’ shareholders Broadcast spectrum monetization opportunity Financial capacity / flexibility to reduce leverage while returning capital to shareholders

Institutional Investor Meetings March 10, 2016 Keeping it Local NXST: NASDAQ Tom Carter, EVP & CFO Nexstar Broadcasting Group, Inc.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (the “Merger”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.